October 25, 2006


BY EDGAR AND FAX (202) 772-9369
-------------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Roger Schwall
           Jason Wynn

Re:   Open Energy Corporation
      Registration Statement on Form SB-2 (File No. 333-136987)

Ladies and Gentlemen:

      Pursuant to Rule 461 of the Securities Act of 1933, Open Energy Corporation (the "Company") requests the acceleration of the effectiveness of the Registration Statement on Form SB-2 (File No. 333-136987) for Friday, October 27, 2006 at 2:00 p.m. (EST), or as soon as possible thereafter.

      In connection with this request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please note that there are no underwriters involved in the offering registered by this Registration Statement and, therefore, this acceleration request by the registrant is the only request for the acceleration of effectiveness required under Rule 461.

      If you have any questions regarding the foregoing, please call Roger Glenn at (212) 912-2753 or Akiyo Fujii at (617) 239-0699 of Edwards Angell Palmer & Dodge LLP.


                                                        Very truly yours,


                                                        /s/ Cheryl Bostater
                                                        -----------------------
                                                        Cheryl Bostater
                                                        Chief Financial Officer


cc:   D. Roger Glenn
      Akiyo Fujii
      Edwards Angell Palmer & Dodge LLP